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Exhibit 99.4

Chief Executive Officer's

LETTER TO SHAREHOLDERS

[PHOTO]

Dear Shareholder,

        When I took over the CEO position at the beginning of 2004, my first priorities were to assess the state of Celestica's business, relative to the challenges and opportunities in today's highly competitive and constantly evolving electronics manufacturing services (EMS) marketplace.

        Celestica has struggled over the past three years as revenues from its key end markets have been slow to recover and capacity in higher-cost geographies remained underutilized. These conditions have caused significant pressure on operating margins and overall returns.

        To address these conditions, we implemented a capacity reduction program at the start of the year that would help to address our operating results in the near term. Concurrently, we conducted a more thorough review of our operations to ensure we had the appropriate structure for sustainable levels of profitability and the right capabilities to meet the needs of our customers.

        We were encouraged in the first half of 2004 as the economic environment improved, driving better demand in our key end markets of communications and information technology. Our diversification efforts were also producing solid results in the form of new customers and new end markets, and operating margins had started to recover. Overall, we saw positive momentum in our total business.

        However, end-market demand moderated in the second half of the year. Though margins continued to improve throughout 2004, volumes in the second half were lower than we had previously expected, and it became apparent that we were not seeing the recovery needed — particularly in higher-cost geographies — to sustain the current manufacturing footprint. As a result, we decided to implement a more aggressive restructuring program that would significantly reduce excess capacity and remove the remaining barriers that were preventing the company from driving positive returns even in a moderate growth environment.

FINANCIAL RESULTS

        Overall, we produced solid revenue growth in 2004, up 31% to $8.8 billion compared to $6.7 billion in 2003. Revenue grew in all regions, with Asia up 44%, Americas up 22% and Europe up 30%. Of this growth, 17% was organic, representing a recovery in our key communications and information technology end markets and our success in winning new customers and new programs.

        The remaining 14% growth came from our acquisitions, most notably Manufacturers' Services Limited, a full service global electronics manufacturing and supply chain services company. This provided us an excellent platform for further growth in our diversified markets, which grew by 152% from 2003.

        GAAP net loss in 2004 was ($854) million or ($3.85) per share compared to a net loss of ($267) million or ($1.23) per share last year. Our results in 2004 were impacted by impairment, restructuring and other charges totaling $912.6 million. The fundamental driver behind these charges was the slow recovery of volumes in our higher-cost geographies in the Americas and Europe.

        The expectation of slower growth in these regions, which drove our decision to implement further restructuring, also adversely impacted the assessment of the carrying value of goodwill, long-lived assets and deferred income tax assets in those regions. The charges also included $161 million related to increasing our reserves for uncollectible receivables and an inventory write-down for a specific customer who, after very strong and rapid growth in 2003 and early 2004, saw significant deterioration of its financial condition at the end of the year.

        All the charges in 2004 are significant, disappointing and unacceptable. You can be assured that our efforts are directed towards effectively completing our restructuring, and growing revenue and profitability through a very competitive EMS offering and avoiding these types of disappointments in the future.

POSITIVE TRENDS IN 2004

        On an operating basis, we were pleased with the steady progress we made in several areas.

        Adjusted net earnings for the year were $96 million or $0.43 per share compared to an adjusted net loss of ($24) million or ($0.11) per share for the same period in 2003.

        Gross margins improved every quarter in 2004. These improvements came as a result of improved utilization throughout the business due to restructuring activities and organic revenue growth.

        In addition, margins were further improved as a result of greater efficiency in our operations as we increased our Lean manufacturing and Six Sigma deployments around the company, resulting in significant cost benefits to us and our customers. Our accomplishments in this area resulted in our Monterrey, Mexico facility winning the prestigious Shingo Prize for Excellence in Manufacturing. This is the premier award for Lean manufacturing success in North America and we are proud that our Celestica Monterrey facility is the first EMS factory to have ever received the award.

        Finally, we refocused the company's energy on our core EMS operations and exited non-core operations that were unproductively consuming our organization's time and negatively impacting our results. This included exiting our 64-bit reference design and related channel activity and divesting our Power Systems operations.

        On top of these financial and operational improvements, we also saw the positive trends in customer satisfaction, resulting in many customer recognition awards for Celestica's service and accomplishments in 2004.

OUTLOOK

        In 2005, our focus will be similar to that of 2004.

        Our top priorities will be to align our capacity and capabilities in order to improve our returns while ensuring we can effectively support our customers' requirements.

        We will also continue to focus on our revenue diversification efforts, particularly in areas outside our strong positions in communications and information technology infrastructure, such as aerospace and defense, automotive, consumer and industrial.

        While we look to expand into other complementary end markets, we will also be focused on continuing to grow our services business, particularly in the areas of design capability, logistics, order fulfillment, after-market services and Green Services. All of these areas represent growing opportunities for outsourcing, where the market is under-penetrated and customers are looking for solutions from their EMS providers that cover the entire spectrum of their product supply chain. Meeting the growing demand for these services will be a key focus for us in 2005.

        The final area on which we will remain very focused in 2005 and beyond is the global implementation of our Lean and Six Sigma manufacturing culture. We believe we are an EMS industry leader in this area and that there is tremendous opportunity to reduce waste and enhance efficiency in our operations and those of our customers.

        We expect that by continuing to show success in all these areas in 2005, we will be able to drive more consistent and better returns while continuing to enhance customer satisfaction through superior execution and customer care.

        To further address lagging profitability in both our NorthAmerican and European operations, we announced a $225-$275 million restructuring program primarily targeted to the higher-cost geographies. This initiative will take approximately 15 months to complete and should take our capacity utilization to approximately 70%, up from 60% at the end of 2004. Upon completion, we believe our manufacturing network will be a leader in competitiveness, with approximately 80% of our EMS manufacturing capacity located in lower-cost regions. At this level, we fully expect the company will be in a position to earn more than its cost of capital on a consistent basis while still providing customers with the flexibility for upside growth.

        We made very good progress in key operational areas in 2004. Our objective is to move aggressively beyond any lingering structural issues from the past and ensure the company is positioned to capitalize on the outsourcing trend and compete effectively in the future.

        While this has been a challenging time for our employees, their passion for improving the company has been impressive. I thank them for their energy and the commitment they have displayed during this period of recovery. It is very encouraging to all of us that we believe there is more improvement to be gained in the coming years and I know I can count on our team to be intensely focused on delivering further improvements in 2005.

/s/ STEPHEN W. DELANEY

Stephen W. Delaney

Chief Executive Officer

CUSTOMER RECOGNITION IN 2004

•
Adtran V3 Award

•
Andrew Corporation Most Responsive Supplier Award

•
Cisco Excellence in B2B Collaboration in the EMS Industry

•
Cisco Excellence in Supplier Account Team Service

•
Crossroads Supplier Excellence Award

•
Foundry Networks Quality Excellence Award

•
Hitachi Global Storage Technology, Number One EMS Supplier

•
Matrox Supplier Award

•
Olympus Gold Business Partner Award

•
Powerwave Supplier of the Year Award

•
Raytheon Missile Systems Accelerator Excellence Award

•
SanDisk Corporation Outstanding Performance Award

•
Sun Microsystems PCA Best in Class Award

•
Sun Microsystems Systems for Integration Meritorious Award

QUARTERLY HIGHLIGHTS

Revenue (U.S. $ Billions)	Operating Margins (EBIAT)(1) (Percentage of revenue)	Adjusted Earnings Per Share(3) (U.S.$Diluted)

GEOGRAPHIC SEGMENTATION

2002 Revenue: $8.3 Billion % of Total Sales	2004 Revenue: $8.8 Billion % of Total Sales

END MARKET SEGMENTATION

2002 Revenue: $8.3 Billion % of Total Sales	2004 Revenue: $8.8 Billion % of Total Sales

(1),(3)    Defined on Financial Highlights page.

FINANCIAL HIGHLIGHTS*
(in millions of U.S. dollars, except per share amounts)

	2004	2003	2002	2001	2000	1999	1998
Operations
Revenue	$8,839.8	$6,735.3	$8,271.6	$10,004.4	$9,752.1	$5,297.2	$3,249.2
Gross profit %	4.6%	3.9%	6.7%	7.1%	7.1%	7.2%	7.1%
Selling, general and administrative expenses %	3.8%	4.1%	3.6%	3.4%	3.3%	3.8%	4.0%
EBIAT(1)	$145.1	$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0
EBIAT %(1)	1.6%	-0.2%	3.1%	3.7%	3.7%	3.4%	3.1%
Effective tax rate %	-41.9%	-14.4%	17.8%	19.0%	24.4%	34.5%	4.1%
GAAP net earnings (loss)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
GAAP earnings (loss) per share — diluted(2)	$(3.85)	$(1.23)	$(1.98)	$(0.26)	$0.98	$0.40	$(0.47)
Adjusted net earnings (loss)(3)	$95.8	$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3
Adjusted net earnings (loss)%(3)	1.1%	-0.4%	2.5%	3.0%	3.1%	2.3%	1.4%
Adjusted net earnings (loss) per share — diluted(2)(3)	$0.43	$(0.11)	$0.86	$1.37	$1.44	$0.72	$0.42
Balance sheet data
Cash	$968.8	$1,028.8	$1,851.0	$1,342.8	$883.8	$371.5	$31.7
Total current assets	$3,273.3	$3,030.1	$3,564.5	$3,996.6	$4,521.0	$1,851.3	$982.9
Total current liabilities	1,815.0	$1,516.5	$1,471.3	$1,656.8	$2,258.4	$851.1	$626.7
Working capital, net of cash(4)	$491.7	$317.9	$138.9	$822.8	$1,253.3	$604.9	$290.5
Long-term debt(6)	$627.5	$213.9	$269.0	$416.8	$375.1	$134.2	$135.8
Shareholders' equity	$2,488.8	$3,255.9	$3,941.7	$4,478.0	$3,229.1	$1,658.2	$859.3
Key ratios
Days sales outstanding	39	38	44	53	44	39	43
Inventory turns	7x	7x	7x	6x	7x	8x	8x
Cash cycle days	18	7	18	49	35	27	24
ROIC(5)	8.6%	-1.0%	14.5%	14.8%	21.6%	21.7%	20.4%
Debt to capital(6)	26.9%	17.5%	19.3%	21.1%	27.6%	7.5%	13.6%
Weighted average shares outstanding
Basic (in millions)	222.1	216.5	229.8	213.9	199.8	167.2	103.0
Diluted (in millions)(2)	222.1	216.5	229.8	213.9	211.8	171.2	103.0
Total shares outstanding at December 31 (in millions)	225.0	208.9	228.6	229.7	203.4	185.4	149.1
EBIAT calculation(1)
GAAP net earnings (loss)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add (deduct): interest expense (income) and accretion on convertible debt	37.3	19.4	27.6	18.7	(8.7)	10.7	32.3
Add: amortization of goodwill and intangible assets	34.6	48.5	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	3.1	—	21.1	22.8	16.1	9.6	8.1
Add: other charges	664.4	151.6	665.7	273.1	—	—	64.7
Add: option expense	7.6	—	—	—	—	—	—
Tax impact of above and tax write-off	252.2	33.5	(98.3)	(13.1)	64.7	36.0	(2.0)

EBIAT	$145.1	$(13.7)	$256.6	$370.6	$361.8	$180.3	$100.0
Adjusted net earnings calculation(3)
GAAP net earnings (loss)	$(854.1)	$(266.7)	$(455.4)	$(55.9)	$200.8	$68.4	$(48.5)
Add: amortization of goodwill and intangible assets	34.6	48.5	95.9	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	3.1	—	21.1	22.8	16.1	9.6	8.1
Add: other charges	664.4	151.6	665.7	273.1	—	—	64.7
Add: option expense	7.6	0.3	—	—	—	—	—
Tax impact of above and tax write-off	240.2	42.3	(123.4)	(60.3)	(7.6)	(10.6)	(24.4)

Adjusted net earnings (loss)	$95.8	$(24.0)	$203.9	$304.7	$298.2	$123.0	$45.3

(1)
The company manages its operations on a geographic basis and uses EBIAT as its measure to assess operating performance by geographic segment. EBIAT is calculated as net earnings (loss) before interest and accretion on convertible debt, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets) non-cash option expense and income taxes. Management believes that EBIAT is the appropriate measure to compare each segment's operating performance from period-to-period and against other segments. Because EBIAT isolates operating activities before interest and taxes, management also believes that investors might consider EBIAT a useful measure to compare the Company's operating performance from period-to-period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to GAAP net earnings (loss) above.

(2)
Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002, 2003 and 2004, the weighted average number of shares outstanding, in millions, was 232.9, 236.2, 216.5 and 223.7 respectively.

(3)
Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair-value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, non-cash option expenses and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to GAAP net earnings (loss) above.

(4)
Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)
ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6)
Calculated as debt/capital. Debt is composed of long-term debt which includes principal component of convertible debt. Capital includes total shareholders' equity, long-term debt and convertible debt.

*
In 2004, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 relating to asset retirement obligations and the revised CICA Handbook Section 3860 relating to convertible debt. The standards are effective on a retroactive basis and the company has restated its prior periods. See additional details in note 2(r) to the consolidated financial statements.

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. For further information on Celestica, visit its Web site at www.celestica.com. The company's securities law filings can also be accessed at www.sedar.com and www.sec.gov.

1150 Eglinton Avenue East
Toronto, Ontario
Canada M3C 1H7

www.celestica.com

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Chief Executive Officer's
LETTER TO SHAREHOLDERS
QUARTERLY HIGHLIGHTS
GEOGRAPHIC SEGMENTATION
END MARKET SEGMENTATION
FINANCIAL HIGHLIGHTS* (in millions of U.S. dollars, except per share amounts)